Exhibit 4.38

December 2003

ROYAL & SUN ALLIANCE INSURANCE PLC

AND

CONVERIUM AG

AGREEMENT FOR THE SALE AND
PURCHASE OF PART OF ROYAL & SUN
ALLIANCE INSURANCE PLC’S
SHAREHOLDING IN GLOBAL AEROSPACE
UNDERWRITING MANAGERS LIMITED

Page I

CLAUSE	PAGE
SCHEDULE 4 DETERMINATION OF 2003 RELEVANT PROFIT	27
SCHEDULE 5 DETERMINATION OF AMOUNT IN RESPECT OF PROFIT COMMISSION DUE TO SELLER	29

Page II

THIS AGREEMENT is made on 30 December 2003

BETWEEN:

(1)	ROYAL & SUN ALLIANCE INSURANCE PLC, a company incorporated in England and Wales (registered no. 93792), whose registered office is at St Mark’s Court, Chart Way, Horsham, West Sussex RH12 1XL (RSA or the Seller); and

(2)	CONVERIUM AG, a company incorporated in Switzerland whose registered office is at General Guisan-Quai 26, 8022 Zürich, Switzerland (Converium or the Buyer).

WHEREAS:

(A)  The Company (as defined below) is a private company limited by shares incorporated in England. The Seller is the sole legal and beneficial owner of 10.1 per cent of the share capital of the Company.

(B)  RSA has agreed to sell the RSA Shares (as defined below) to the Buyer and the Buyer has agreed to purchase the RSA Shares for the consideration and upon the terms set out in this Agreement.

(C)  The parties have agreed that Converium will take the economic benefits of the RSA Shares with effect from 1 January 2004.

THE PARTIES AGREE as follows:

1.	Interpretation

1.1	In this Agreement:

AAU means Associated Aviation Underwriters, Inc. a Delaware corporation and an indirect wholly-owned subsidiary of the Company;

Act means the Companies Act 1985;

Accounts means the Group Accounts for the financial year ended 31 December 2002;

Agents means, together, the Company and AAU and Agent means either one of them;

Agreed Rate means:

(a)	where the sum owed is denominated in United States dollars, the rate per annum at which HSBC Bank plc is offering US dollar deposits of US$1 million to prime banks in the London Interbank Market for a period of one year at or about 11.00 a.m. (London time) on the first day of the period for which interest is to accrue (or if that day is not a Business Day on the next Business Day); and

(b)	where the sum owed is denominated in pounds sterling, the rate per annum at which HSBC Bank plc is offering pound sterling deposits of £1 million to prime banks in the London Interbank Market for a period of one year at or about 11.00 a.m. (London time) on the first day of the period for which interest is to accrue (or if that day is not a Business Day on the next Business Day);

Business Day means a day (other than a Saturday or Sunday) on which banks generally are open in London for the transaction of normal banking business;

Buyer’s Completion Documents means the documents which the Buyer will execute at Completion as specified in Schedule 1 of this Agreement;

Buyer’s Group means the Buyer its ultimate parent undertaking and its ultimate parent undertaking’s subsidiary undertakings for the time being and from time to time;

Buyer’s Group Undertaking means the Buyer, a subsidiary undertaking or parent undertaking for the time being of the Buyer or a subsidiary undertaking for the time being and from time to time of a parent undertaking of the Buyer;

Company means Global Aerospace Underwriting Managers Limited, a company incorporated in England and Wales (registered no. 02512067), whose registered office is at Fitzwilliam House, 10 St Mary Axe, London, EC3A 8EQ;

Completion means the completion of the sale and purchase of the RSA Shares under this Agreement;

Completion Date means the date which is five Business Days after the date on which the last of the Conditions is satisfied (not being later than the Longstop Date);

Condition means a condition set out in clause 4.1 and Conditions means all those conditions;

Deed of Waiver of Pre-emption Rights and Certain Other Rights means the deed of waiver in the agreed form to be entered into, amongst others, between the Buyer and the Seller prior to Completion;

Deferred Consideration means the amounts payable to the Seller as additional consideration for the RSA Shares in accordance with clause 11;

Draft Certificate has the meaning set out in paragraph 1.2 of Schedule 4;

Encumbrance means any security interest of any nature whatsoever including without limitation, any mortgage, lien, equity, claim, restriction, charge or other encumbrance or right exercisable by a third party having similar effect;

First Payment Date means the tenth Business Day following the earlier of the acceptance by the parties of the Draft Certificate or the final determination in accordance with paragraphs 1.4 and 1.5 of Schedule 4 of the 2003 Relevant Profit;

First Period means the underwriting year in respect of the GAUM Pool commencing on 1 January 2001 and expiring on 31 December 2001, inclusive of both these dates;

First Pool Members Agreement means the members agreement dated 27 September 2000 relating to the GAUM Pool (as subsequently amended) in respect of the underwriting years commencing 1 January 2001 and 1 January 2002;

Fitzwilliam Lease means the lease in respect of the second and third floors of Fitzwilliam House, 10 St. Mary Axe, London EC3 dated 16 March 1992 between (1) the Universities Superannuation Scheme (2) British Aviation Insurance Group Limited (3) Aviation & General Insurance Company Limited and Others;

Fourth Payment Date means the twenty-first Business Day following the determination of the Total Trading Return in respect of the Third Period as provided in paragraph 3.3 of schedule 3 to the Second Pool Members Agreement;

GAUM Pool means the pool arrangement known as the Global Aerospace Underwriting Pool which was managed by the Company and AAU on the terms set out in the First Pool Members Agreement;

Group means the Company and each Subsidiary Undertaking;

Group Accounts means, in respect of any financial year, the audited group accounts (as that term is used in section 227 Companies Act 1985) for the Group;

Group Company means the Company or a Subsidiary Undertaking;

Indemnities means the indemnities and undertakings contained in clauses 20, 21 and 23.5 of the Original SPA and Indemnity means any one of them;

Initial Consideration means that part of the consideration payable by the Buyer at Completion, as specified in clause 2.2(a);

Longstop Date has the meaning given in clause 4.1;

New Warranties means the warranties to be given by the Seller and set out in Schedule 2;

Original SPA means the agreement for the sale and purchase of CGU International PLC’s and part of Royal & Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited dated 27 November 2002 to which amongst others the Buyer and the Seller are parties;

Profit Commission has the meaning set out in paragraph 1.5 of schedule 3 to the First Pool Members Agreement as regards the First and Second Periods and has the meaning set out in paragraph 3.2 of schedule 3 to the Second Pool Members Agreement as regards the Third Period;

Proceedings means any civil, criminal, arbitration, administrative or other proceeding;

Related Persons means in relation to any party, its ultimate parent undertaking and its ultimate parent undertaking’s subsidiary undertakings at the date of this Agreement;

Relevant Claim means a claim by the Buyer under the New Warranties;

Relief means any loss, relief, allowance, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise;

RSA Loan means 50.49 per cent. (or such lesser amount pursuant to clause 3.5) of the amount outstanding at Completion, together with accrued interest attributable to such amount from and including 1 January 2004, under the loan agreement dated 12 March 2003 between (1) RSA and (2) the Company (the RSA Loan Agreement);

RSA Shares means 1,275,000, of the fully-paid ordinary shares of £1.00 each in the capital of the Company;

Second Global Aerospace Pool means the aerospace pool arrangement in respect of Specified Risks (as such term is defined in the Second Pool Members Agreement) written after 27 November 2002 and attaching on or after 1 January 2003 and before 1 January 2004 managed by the Company and AAU on the terms set out in the Second Pool Members Agreement;

Second Payment Date means the twenty-first Business Day following the agreement of the Total Trading Return in respect of the First Period with the external actuaries (as referred to in paragraph 1.6 of schedule 3 to the First Pool Members Agreement) or such later date as may be agreed pursuant to the Original SPA;

Second Period means the underwriting year in respect of the GAUM Pool commencing on 1 January 2002 and expiring on 31 December 2002, inclusive of both these dates;

Second Pool Members Agreement means the members agreement dated 27 November 2002 between, amongst others, the Seller, the Buyer and the Company constituting the Second Global Aerospace Pool;

Seller’s Group means for the time being and from time to time the Seller, its ultimate parent undertaking and its ultimate parent undertaking’s subsidiary undertakings;

Seller’s Group Undertaking means for the time being and from time to time the Seller, a subsidiary undertaking or parent undertaking of the Seller or a subsidiary undertaking for the time being of a parent undertaking of the Seller;

Subsidiary Undertaking means a subsidiary undertaking of the Company or an undertaking in which the Company owns shares and Subsidiary Undertakings means all those undertakings;

Tax means (a) all forms of taxation including and without limitation any charge, tax, duty, levy, impost, withholding or liability wherever chargeable, imposed by any Tax Authority or any national, state, federal, municipal or local government or governmental authority or any other person and whether of UK or any other jurisdiction; and (b) any penalty, fine, surcharge, interest and costs payable in connection with any taxation within (a) above;

Tax Authority and Taxation Authority mean any fiscal, revenue, customs or excise authority anywhere in the world including, without limitation, the Inland Revenue and H.M. Customs & Excise;

Tax Deed means the tax deed dated 12 March 2003 to which, amongst others, the Buyer and Seller are parties;

Third Period means the underwriting year in respect of the Second Global Aerospace Pool commencing on 1 January 2003 and expiring on 31 December 2003, inclusive of both these dates;

Third Payment Date means the twenty-first Business Day following the agreement of the Total Trading Return in respect of the Second Period with the external actuaries (as referred to in paragraph 1.6 of schedule 3 to the First Pool Members Agreement) or such later date as may be agreed pursuant to the Original SPA;

Total Trading Return shall mean, in respect of either of the First or Second Period, the total trading return as such term is defined in paragraph 1.5 of schedule 3 to the First Pool Members Agreement and in respect of the Third Period, the total trading return as such term is defined in paragraph 3.2 of schedule 3 to the Second Pool Members Agreement;

2003 Accounts means the Group Accounts prepared for the financial year to 31 December, 2003;

2003 Financial Year means the financial year to 31 December 2003;

2003 Relevant Profit means in respect of the 2003 Financial Year, an amount calculated using the following formula:

A = P – (C+T+D) + G
where

A	is the Relevant Profit;

P	is the pre tax profit of the Group in respect of the 2003 Financial Year as shown in the 2003 Accounts;

C	is any amount taken into account in the calculation of P as shown in the 2003 Accounts by way of accrual for any Profit Commission which will or may become payable to the Agents under the provisions of the First and Second Pool Members Agreement;

T	is the amount of tax payable by the Company relating to the 2003 Financial Year excluding taxes in respect of accruals for any Profit Commission;

D	is the amount which as at Completion has already been paid to the Seller in respect of profits for the 2003 Financial Year; and

G	is an amount equal to goodwill amortisation for the 2003 Financial Year as shown in the 2003 Accounts;

Warranty means a statement contained in Schedule 3 of the Original SPA and Warranties means all those statements; and

Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this Agreement, a reference to:

(a)	a subsidiary undertaking or parent undertaking is to be construed in accordance with section 258 of the Act, to an undertaking or group undertaking is to be construed in accordance with section 259 of the Act and to a subsidiary or holding company is to be construed in accordance with section 736 of the Act;

(b)	a document in the agreed form is a reference to a document in a form approved on or before the date of this Agreement and for the purposes of identification initialled by or on behalf of each party hereto or in such other form as may be agreed in writing by each party hereto;

(c)	a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Agreement;

(d)	a person includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

(e)	a person includes a reference to that person’s legal personal representatives, successors and permitted assigns;

(f)	a party includes a reference to that party’s successors and permitted assigns;

(g)	a clause, paragraph or Schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or Schedule to, this Agreement;

(h)	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(i)	times of the day is to London time and reference to a day is to a period of 24 hours running from midnight on the previous day;

(j)	the words other, include and including do not connote limitation in any way; and

(k)	to £ are to pounds sterling and reference to any amount in such currency shall be deemed to include reference to an equivalent amount in any other currency.

1.3	The headings in this Agreement do not affect its interpretation.

1.4     Where it is necessary to determine whether a pounds sterling monetary threshold referred to in this Agreement has been reached or exceeded and the value of the relevant claim is expressed in a currency other than pounds sterling, the value of that claim shall be translated into pounds sterling at the closing mid-point pound spot rate applicable to that amount of that non-pound currency at close of business in London on the date of receipt by the Seller of written notification from the Buyer of the existence of such claim (or, if such day is not a Business Day, on the Business Day immediately preceding such day) as shown in the Financial Times (London First Edition) published on the next following day or if the Financial Times (London First Edition) is not published on that day the closing middle point spot rate quoted by HSBC Bank plc for pounds sterling applicable to amounts of £1 million or more.

1.5 Where it is necessary to determine whether a US dollar monetary limit referred to in this Agreement has been reached or exceeded and the value of the claim is expressed in a currency other than United States dollars, the value of that claim shall be translated into United States dollars at the closing mid-point dollar spot rate applicable to that amount of that non-dollar currency at close of business in London on the date of receipt by the Seller of written notification from the Buyer of the existence of such claim (or, if such day is not a Business Day, on the Business Day immediately preceding such day) as shown in the Financial Times (London First Edition) published on the next following day or if the Financial Times (London First Edition) is not published on that day the closing middle point spot rate quoted by HSBC Bank plc for United States dollars applicable to amounts of $1 million or more.

2.	Sale and purchase

2.1 On and subject to the terms of this Agreement RSA, as legal and beneficial owner, agrees to sell or procure the sale with full title guarantee and the Buyer agrees to buy the RSA Shares together with all rights and benefits attaching to the RSA Shares on or after 1 January 2004, free of any Encumbrance including, without limitation, claims or other third party rights (including rights of pre-emption) of any nature whatsoever.

2.2 The total Consideration for the sale of the RSA Shares shall be the payment by the Buyer of:

(a)	the Initial Consideration, being the sum of US$2,945,980.84[1] payable in accordance with clause 6; and

(b)	the Deferred Consideration, to be determined and paid in accordance with clause 11.

2.3 The Seller shall, if requested by the Buyer from time to time, provide to the Buyer a copy of a properly completed US Internal Revenue Service Form W-8BEN or other applicable form, certificate or document specified by the Buyer and prescribed by the US Internal Revenue Service in respect of any payments to be made to the Seller under this Agreement in respect of which the Buyer would be liable to withhold tax.

[1]	2,571,439.39 x 1.7710 = $4,554,019.16 $7,500,000 – $4,554,019.16 = $2,945,980.84

3.	The RSA Loan

3.1 At Completion RSA will assign to Converium (or subject to not less than three Business Days notice by Converium, a member of the Buyer’s Group incorporated in England or Wales) its rights under the RSA Loan for a consideration of $4,554,019.16 pursuant to an assignment in the agreed form.

3.2 RSA confirms that the amount of principal outstanding under the RSA Loan as at the date of this Agreement is £2,571,439.39.

3.3 The Buyer agrees and undertakes that it shall promptly pay to the Seller any interest in respect of the RSA Loan the Buyer receives in respect of periods up to 31 December 2003. Any such receipt shall, pending such payment, be held by the Buyer as agent for the Seller.

3.4 The Seller agrees and undertakes that it shall promptly pay to the Buyer any interest in respect of the RSA Loan the Seller receives in respect of periods after 31 December 2003. Any such receipt shall, pending such payment, be held by the Seller as agent for the Buyer.

3.5 RSA agrees that if the principal amount of the RSA Loan is reduced prior to Completion, the consideration under clause 3.1 will be correspondingly reduced (using the exchange rate of $1.7710 to £1).

4.	Conditions

4.1 Completion is conditional on the following Conditions being satisfied, on or before 31 March 2004 (or if any clearance or approval is required in order to satisfy the Condition in clause 4.1(b), on or before 30 June 2004) (the Longstop Date):

(a)	each of the parties to the Deed of Waiver of Pre-emption Rights and Certain Other Rights having validly executed it or the consents, waivers and authorisations required thereunder having been obtained by other means acceptable to the Buyer and the Seller, acting reasonably;

(b)	Converium being satisfied, acting reasonably, that no clearances or approvals are required in relation to the transfer of the RSA Shares or any other provision of this Agreement or the Buyer’s Completion Documents which:

(i)	have not been obtained on terms reasonably satisfactory to the Buyer; or

(ii)	if not obtained would:

(A)	render such transfer or the effecting of such provision illegal, void or invalid in any applicable jurisdiction; or

(B)	render the Buyer liable to any penalty; or

(iii)	would not be likely to be granted on terms reasonably satisfactory to the Buyer; and

(c)	RSA validly withdrawing from the Second Global Aerospace Pool for periods commencing on or after 1 January 2004.

4.2 Each of the Buyer and the Seller shall use their respective reasonable efforts to achieve satisfaction of the Conditions in clauses 4.1(a) and 4.1(c) as soon as reasonably practicable and in any event before the Longstop Date.

4.3 The following provisions apply in relation to the Condition set out in clause 4.1(b):

(a)	the Buyer shall use its reasonable efforts to achieve satisfaction of such Condition as soon as practicable and the Seller shall provide such information and assistance as may be reasonably required by the Buyer in this connection;

(b)	the Buyer shall as soon as practicable after the date hereof identify jurisdictions in respect of which clauses 4.1(b)(ii) and (iii) are not satisfied and provide the Seller with a list of jurisdictions so identified. The Buyer agrees to provide the Seller by 30 January 2004 with a preliminary list based on information solely within its own control;

(c)	the Buyer agrees to use reasonable efforts to make applications for clearance in such jurisdictions by 27 February 2004 or as soon as practicable thereafter.

4.4 If, at any time, any party becomes aware of a fact or circumstance that is likely to prevent a Condition being satisfied, it shall as soon as reasonably practicable and in any event within two Business Days, inform the other party of the matter.

4.5 If one or more of the Conditions set out in clause 4.1 has not been satisfied on or before the Longstop Date, this Agreement (other than clauses 1, 7.9, 13, 14, 15, 16, 17, 18, 19, 20, 21 and 22) shall automatically terminate with immediate effect and each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination.

5.	Fronting arrangements

5.1 For a period of one year from the date of this Agreement, the Seller agrees to act, and to procure that members of the Seller’s Group shall act, as fronting insurers for the Buyer and members of the Buyer’s Group in such jurisdictions as the Buyer may direct from time to time where the Buyer or such member of the Buyer’s Group is not duly authorised in respect of the type of insurance business to which the direction relates provided that the Seller or a member of the Seller’s Group has any necessary authorisation in the relevant jurisdiction (Fronting Arrangements), and the Buyer agrees to pay to the Seller at Completion US$1,500,000 in consideration of the Seller affording the Buyer such right.

5.2 The Seller and the Buyer shall review the Fronting Arrangements as at 1 December 2004.

5.3 Any Fronting Arrangement shall be on the terms of the Fronting and Administration Agreement between Global Aerospace Underwriters Managers Limited, Global Aerospace, Inc., Converium and RSA dated 1 January 2003 with the jurisdictions in Schedule 1 and the “Specified Risks” changed to reflect the business to which the direction relates (subject to the proviso in clause 5.1) and any other consequential or clerical amendments which may be necessary.

6.	Completion

6.1 Completion shall take place at the offices of Freshfields Bruckhaus Deringer in London or such other place as shall be agreed in writing between the parties on the Completion Date.

6.2 At Completion the Seller and the Buyer shall do all those things respectively required of them in Schedule 1.

6.3 No party is obliged to complete this Agreement unless the other party complies with all its obligations under this clause 6 and Schedule 1.

6.4 The Buyer shall not be obliged to complete the purchase of any of the RSA Shares unless the sale and purchase of all the RSA Shares is completed simultaneously.

6.5 If Completion does not take place on the Completion Date because the Buyer or the Seller fails to comply with any of its obligations under this clause 6 and/or under Schedule 1 (whether any such failure amounts to a repudiatory breach or not), the Seller (in the case of a failure by the Buyer) may by notice to the Buyer, or the Buyer (in the case of a failure by the Seller), may by notice to the Seller:

(a)	proceed to Completion to the extent reasonably practicable (without limiting its rights under this Agreement);

(b)	postpone Completion to a date not more than ten Business Days after the Completion Date and not later than the Longstop Date; or

(c)	terminate this Agreement.

6.6 If the Buyer or the Seller postpones Completion to another date in accordance with clause 6.5(b), the provisions of this Agreement apply as if that other date is the Completion Date.

6.7 If the Buyer or the Seller terminates this Agreement pursuant to clause 6.5(c), each party’s further rights and obligations (other than clauses 1, 7.9, 13, 14, 15, 16, 17, 18, 19, 20, 21 and 22) cease immediately on termination, but termination shall not affect a party’s accrued rights and obligations at the date of termination (including, if applicable, the rights to remedies).

7.	The seller’s warranties and other matters

7.1 The Seller warrants to the Buyer in the terms of the New Warranties. The New Warranties shall be deemed to have been repeated at Completion by the Seller to the Buyer by reference to the facts and circumstances then subsisting.

7.2 The Seller’s liability shall be limited or excluded, as the case may be, if, but only to the extent that, the limitations or exclusions set out in Schedule 3 apply.

7.3 Each warranty in Schedule 2 is to be construed independently and separately and is not limited by a provision of this Agreement or another Warranty.

7.4 If the Buyer has a valid claim under the Warranties, the Tax Deed or the Indemnities, the parties agree that the aggregate liability of RSA set out in paragraph 1.2 of Schedule 4 of the Original SPA (the Original Cap) shall be increased as set out in clause 7.5, but subject to the limitations under the Original SPA.

7.5 If the Buyer has a right to claim amounts from the Seller in respect of valid claims under the Warranties, the Tax Deed or the Indemnities and the amount of the Buyer’s loss or claim (calculated subject to the same principles and limitations mutatis mutandis as under the Original SPA or Tax Deed, as appropriate) in respect of all claims exceeds 25% of the Original Cap, the Buyer will be entitled to recover the amount of its loss or claim from the Seller, (subject to the same principles and limitations as aforesaid), up to a maximum aggregate amount of US$7,500,000 in respect of all such claims.

7.6 The limitation in clause 20.1, 20.8 and 21.1 of the Original SPA whereby the “Sellers” covenant or indemnify the “Buyers” up to 89.9% of the relevant amounts shall be increased as between the Buyer and the Seller only, but not against any other person, so that the Buyer shall be entitled to claim from the Seller such additional amounts under clauses 20 and 21 of the Original SPA as could have been claimed by the Buyers from the “Sellers” had the figure “89.9%” been replaced by “95%”.

7.7 The limitation in clause 2 of the Tax Deed whereby the “Sellers” agree to pay the “Buyers” 89.9% of the relevant amounts, liabilities or losses shall be increased as between the Buyer and the Seller only, but not against any other person, so that the Buyer shall be entitled to claim from the Seller such additional amounts under the Tax Deed as could have been claimed by the “Buyers” from the “Sellers” had the figure of 89.9% in clause 2 of the Tax Deed been replaced in each case where it appears in that clause by “95%”.

7.8 This clause 7 is not a variation of the Original SPA or the Tax Deed.

7.9 The Seller undertakes to each Group Company that it:

(a)	does not have any rights against; and

(b)	may not make any claim against,

any employee, director, agent or officer of any Group Company on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other agreement or document referred to herein (save in relation to any right or claim arising from wilful default or a fraudulent act or omission).

8.	The buyer’s remedies

8.1 Notwithstanding that the Buyer becomes aware at any time after execution of this Agreement, whether before or after Completion:

(a)	of a fact or circumstance which gives rise to or which would or might give rise to a claim under the New Warranties;

(b)	that there has been a breach of any New Warranty or any other provision of this Agreement; or

(c)	that there may be a claim against the Seller under any representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment given by or on behalf of the Seller in connection with this Agreement, the Buyer shall not, save as provided in clause 6, be entitled to rescind this Agreement or treat this Agreement as terminated and, accordingly, the Buyer waives all and any rights of rescission and/or termination they may have in respect of any such matter (howsoever arising or deemed to arise), other than those provided in clause 6 and any such rights in respect of fraud or wilful non-disclosure.

9.	The buyer’s warranties

9.1	The Buyer warrants to the Seller that:

(a)	it has the requisite capacity, power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement;

(b)	its obligations under this Agreement and the Buyer’s Completion Documents are, or when the relevant Buyer’s Completion Document is executed will be, enforceable in accordance with their respective terms;

(c)	the execution and delivery of, and the performance by it of its obligations under, this Agreement and the Buyer’s Completion Documents will not:

(i)	result in a breach of any provision of its by-laws;

(ii)	result in a breach by it of, or constitute a default by it under, any instrument to which it is a party or by which it is bound and which is material in the context of the transactions contemplated by this Agreement;

(iii)	result in a breach by it of any order, judgment or decree of any court or governmental agency to which it is a party or by which the Buyer is bound or submits and which is material in the context of the transactions contemplated by this Agreement; or

(iv)	save for any consent, approval, notice or registration which would be required in order to satisfy the Condition in clause 4.1(b), require it to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other regulatory authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement) to the extent such consent, approval, notice or regulation is material in the context of the transaction contemplated by this Agreement.

9.2	The Buyer’s warranties in clause 9.1 shall be deemed to have been repeated at Completion by the Buyer to the Seller by reference to the facts and circumstances then subsisting.

10.	Fitzwilliam lease

The limitation in clause 23.3 of the Original SPA whereby Converium’s “Relevant Percentage” is stated to be “25%” shall be increased as between the Buyer and the Seller only, but not against any other person, so that the Seller shall be entitled to claim from the Buyer such additional amounts under clause 23 of the Original SPA as could have been claimed by it from the Converium had the figure “25%” been replaced by “30.1%”.

11.	Deferred consideration

The Buyer shall pay to the Seller:

(a)	an amount equal to 5.1 per cent of the 2003 Relevant Profit determined as set out in Schedule 4, such amount to be paid in cash on the First Payment Date;

(b)	an amount in respect of the Profit Commission received by the Agents under the First Pool Members Agreement in respect of the First Period, such amount to be determined as set out in Schedule 5 and paid in cash on the Second Payment Date or, if the circumstances in paragraph 1.4 of Schedule 5 apply, in whole or in part at a time or times thereafter, as provided for in such paragraph;

(c)	an amount in respect of the Profit Commission received by the Agents under the First Pool Members Agreement in respect of the Second Period, such amount to be determined as set out in Schedule 5 and paid in cash on the Third Payment Date or, if the circumstances in paragraph 1.4 of Schedule 5 apply, in whole or in part at a time or times thereafter, as provided for in such paragraph; and

(d)	an amount in respect of the Profit Commission received by the Agents under the Second Pool Members Agreement in respect of the Third Period, such amount to be determined as set out in Schedule 5 and paid in cash on the Fourth Payment Date or, if the circumstances in paragraph 1.4 of Schedule 5 apply, in whole or in part at a time or times thereafter, as provided for in such paragraph.

12.	Conduct of business between completion and the fourth payment date

12.1   The Buyer undertakes to the Seller that, during the period between Completion and the Fourth Payment Date:

(a)	it shall not, and shall use its reasonable endeavours to procure that no member of the Buyer’s Group shall and that no member of the Group shall, take steps, or cause steps to be taken, where the main intention of taking such steps or causing such steps to be taken is to materially adversely affect the amount of Deferred Consideration; and

(b)	it shall not, and shall use its reasonable endeavours to procure that no member of the Group or of the Buyer’s Group shall, take steps, or cause steps to be taken, where the Buyer is aware that the effect of taking such steps or causing such steps to be taken is to materially adversely affect the amount of Deferred Consideration provided always that at any time during such period, the Buyer shall not be required to use reasonable endeavours to procure that any member of the Group shall allocate costs, expenses or liabilities other than in accordance with its normal practice at such time or otherwise act in a way which is inconsistent with its normal business practice or its obligations under any applicable laws and existing contractual agreements at such time.

12.2 Prior to the Fourth Payment Date, save with the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed), the Buyer will not take steps, nor will it procure that steps are taken, to wind up the Agents (or either of them) or cause the Agents (or either of them) to cease carrying on any material part of its business, save where an Agent is unable to pay its debts (for the purposes of section 123 of the Insolvency Act 1986) or the directors of an Agent, acting in good faith, reasonably consider it their duty to cause such winding-up or cessation.

13.	Confidential information

13.1 Subject to clause 13.2 and clause 14, the Seller undertakes to the Buyer (for the Buyer’s own benefit and as agent and trustee for each Buyer’s Group Undertaking) and the Buyer undertakes to the Seller (for the Seller’s own benefit and as agent and trustee for each Seller’s Group Undertaking), that it shall (and, in the case of the Seller, that it shall procure that each Seller’s Group Undertaking shall, and, in the case of the Buyer, that it shall procure that each Buyer’s Group Undertaking shall) treat as confidential and shall not use or disclose to any other person all information received or obtained as a result of entering into or performing this Agreement which relates to:

(a)	the other party including, where that other party is the Seller, the Seller’s Group and where that other party is the Buyer, the Buyer’s Group;

(b)	the provisions or the subject matter of this Agreement or any document referred to herein and any claim or potential claim thereunder; or

(c)	the negotiations relating to this Agreement or any documents referred to herein.

13.2 Clause 13.1 does not apply to disclosure of any such information as is referred to in this clause 13.2:

(a)	which is required to be disclosed by law or for the purpose of any judicial proceedings, by a rule of a listing authority or stock exchange to which any party is subject or submits or by a governmental authority or other authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall, so far as is practicable, be made after consultation with the other party and after taking into account the other party’s reasonable requirements as to its timing, content and manner of making or despatch;

(b)	to the extent required by, or necessary in the opinion of that party for, any securities exchange or regulatory or governmental body or Tax Authority to which any Seller’s Group Undertaking or Buyer’s Group Undertaking is subject, wherever situated;

(c)	to an adviser for the purposes of advising in connection with the transactions contemplated by this Agreement provided that such disclosure is necessary or desirable for these purposes and is on the basis that clause 13.1 applies to the disclosure by the adviser;

(d)	to any director, officer or employee of the Buyer or the Buyer’s Group or of a Seller’s Group Undertaking whose function requires him to have the relevant confidential information;

(e)	to the extent that the information has been made public other than through breach of this Agreement;

(f)	to any connected company (as defined in clause 15.1) of any party in connection with any assignment permitted under clause 15.1;

(g)	to the extent confidential information (as such term is defined in clause 8.7 of the First Pool Members Agreement) is required or permitted to be disclosed under the provisions of clause 8 (Confidentiality) of the First Pool Members Agreement;

(h)	to the extent confidential information (as such term is defined in clause 16.8 of the Second Pool Members Agreement) is required or permitted to be disclosed under the provisions of clause 16 (Confidentiality) of the Second Pool Members Agreement.

13.3 The restrictions contained in this clause shall continue to apply without limit in time and whether or not this Agreement is terminated.

14.	Announcements

14.1 Subject to clause 14.2, no party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement unless it has first obtained the other party’s written consent, which may not be unreasonably withheld or delayed.

14.2 Clause 14.1 does not apply to a public announcement, communication or circular:

(a)	required by law, by a rule of a listing authority or stock exchange to which either party is subject or submits or by a governmental authority or other authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law provided that the public announcement, communication or circular shall, so far as is practicable, be made after consultation with the other parties and after taking into account the other party’s reasonable requirements as to its timing, content and manner of making or despatch; or

(b)	which the other party has given its prior written approval to, such approval not to be unreasonably withheld or delayed.

14.3 The provisions of this clause shall remain in full force and effect notwithstanding the termination of this Agreement and each party to this Agreement shall remain bound by the provisions of this clause for a period of five years from Completion.

15.	Assignment

15.1 A party may, without the consent of the other party, assign to a connected company the benefit of all or any or any part of any other party’s obligations to it under this Agreement and/or any benefit arising under or out of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a connected company. For the purposes of this clause 15.1, connected company means, for the Seller, any Seller’s Group Undertaking and, for the Buyer, any Buyer’s Group Undertaking.

15.2 No party shall assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement whether in whole or in part to a company which is not a connected company without the consent in writing of the other party.

15.3 A party shall, following an assignment under clauses 15.1 and 15.2, notify the other party within 14 days of such an assignment.

16.	Costs

Each party shall pay its own legal, accountancy and other costs and expenses relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

17.	Withholding tax and grossing up

17.1 Each party shall pay all sums payable by it under this Agreement free and clear of all deductions or withholdings unless the law requires a deduction or withholding. If a deduction or withholding is so required and except in the case of interest payments the relevant party shall pay such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had the deduction or withholding not been required.

17.2 If any Tax authority brings any sum paid by the Seller pursuant to this Agreement into charge to Tax (other than interest but including any circumstances where any Relief is available in respect of such charge to Tax) then the Seller shall pay such additional amount as will ensure that the total amount paid, less the Tax chargeable on such amount (or that would be so chargeable but for such Relief) is equal to the amount that would otherwise be payable under this Agreement.

18.	Entire agreement

18.1 Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other party (acting on behalf of itself and as agent for each of its Related Persons) that:

(a)	this Agreement and each document referred to in the Agreement constitutes the entire agreement between the parties relating to the sale of the RSA Shares;

(b)	neither it nor any of its Related Persons has relied on or been induced to enter into this Agreement or any document referred to in it in reliance upon nor has any such party been given any warranty, representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise) other than as expressly set out in this Agreement or any document referred to herein.

18.2 In relation to the sale of the RSA Shares, no party is liable to any other party (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) for a representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise) that is not set out in this Agreement or any document referred to in it including the Original SPA.

18.3 Nothing in this clause 18 shall have the effect of limiting or restricting any liability arising as a result of any fraud including, without limitation, fraudulent concealment.

19.	Third party rights

19.1 Subject to this clause and to clause 7.9, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from the Third Parties Act.

19.2 Any employee, director, agent or officer of any Group Company referred to in clause 7.9 (each a Third Party) may enforce the terms of clause 7.9, subject to and in accordance with this clause and clause 23 and the provisions of the Third Parties Act.

19.3 The parties to this Agreement do not require the consent of any Third Party to vary or, to the extent they may do so, rescind or terminate this Agreement.

19.4 If a Third Party brings proceedings to enforce the terms of clause 7.9, then, in addition to the defences, set-offs and counterclaims available to it by virtue of sections 3(2) and 3(4) of the Third Parties Act, the Seller shall have available to them by way of defence or set-off any matter that would have been available by way of defence or set-off if the proceedings had been brought by the Buyer.

19.5 If the Seller is in breach of clause 7.9 the Buyer may not recover from the Seller any sum in respect of a Third Party’s loss arising from that breach or the expense to the Buyer of making good to a Third Party the default of the Seller.

19.6 No Third Party may assign or transfer or purport to assign or transfer a right to enforce clause 7.9 under the Third Parties Act without having first obtained the parties’ written consent.

19.7 No Third Party may take proceedings to enforce clause 7.9 of this Agreement unless and until it gives notice in writing to the Seller agreeing irrevocably to the provisions of clause 22.

20.	General

20.1 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party to it. The expression variation shall include any variation, supplement, deletion or replacement however effected.

20.2 The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or, the exercise of another right or remedy.

20.3 Each of the Seller’s rights and remedies contained in this Agreement are cumulative, may be exercised as often as the Seller considers appropriate and are not exclusive of rights or remedies provided by law.

20.4 Each of the Buyer’s rights and remedies contained in this Agreement are cumulative, may be exercised as often as the Buyer considers appropriate and are not exclusive of rights or remedies provided by law.

20.5 Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

20.6 If a party fails to pay a sum due from it under this Agreement on the due date of payment in accordance with the provisions of this Agreement, that party shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum is discharged at a rate of 2% above the Agreed Rate for the currency in which the debt is denominated (accrued daily and compounded monthly).

20.7 Any payment made by the Seller to the Buyer in respect of a claim pursuant to the New Warranties or clauses 7.4 to 7.7 shall be treated by the Buyer and the Seller as a reduction in the consideration paid for the RSA Shares pursuant to this Agreement .

20.8 Save as otherwise provided herein, any payment to be made by any party under this Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim (including any set-off under any contract with a member of the Seller’s Group).

20.9 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or another provision of this Agreement.

20.10 This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

20.11 Following Completion the Seller shall from time to time forthwith upon request from the Buyer at the Seller’s expense do or procure the doing of all acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to that Buyer for the purpose of vesting in the Buyer the full legal and beneficial title to the RSA Shares and otherwise giving the Buyer the full benefit of this Agreement.

21.	Notices

21.1 A notice or other communication under or in connection with this Agreement (a Notice) shall be:

(a)	in writing;

(b)	in the English language; and

(c)	delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) to the party due to receive the Notice to the address set out in clause 21.3 or to another address, person or fax number specified by that party by not less than seven days’ written notice to the other parties received before the Notice was despatched.

21.2 Unless there is evidence that it was received earlier, a Notice is deemed given if:

(a)	delivered personally, when left at the address referred to in clause 21.1(c);

(b)	sent by mail, except air mail, two Business Days after posting it;

(c)	sent by air mail, six Business Days after posting it; and

(d)	sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

21.3 The address referred to in clause 21.1(c) is:

Marked for the
Name of party	Address	Fax No.	attention of

RSA	St. Mark’s Court	00 44 207 569 6607	Company Secretary
Chart Way
Horsham
West Sussex

Marked for the
Name of party	Address	Fax No.	attention of

RH12 1XL

Converium	General Guisan-Quai	00 41 1 639 9066	Chris Bell/
	26		Christian Felderer
8022 Zürich
Switzerland

21.4 Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

22.	Governing law and jurisdiction

22.1 This Agreement is governed by English law.

22.2 The courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a Dispute) save that this clause 22.2 shall not apply in relation to proceedings commenced to enforce a judgment.

22.3 The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

22.4 The parties agree that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on any party in accordance with clause 21. These documents may, however, be served in any other manner allowed by law. This clause applies to all Proceedings wherever started.

IN WITNESS of which this agreement has been executed and delivered as a deed on the date which first appears on page 1 of this agreement:

Executed as a deed by	)
ROYAL & SUN ALLIANCE	)
INSURANCE PLC	)
acting by its duly appointed attorney	)
in the presence of:	)	(Signature of attorney)

Witness’s signature:

Name (print):

Occupation:

Address:

Executed as a deed by	)
CONVERIUM AG	)
acting by Chris Bell and Benjamin Gentsch	)
who in accordance	)
with the laws of Switzerland are	)
acting under the authority of	)
Converium AG	)	(Authorised signatories)

SCHEDULE 1

COMPLETION REQUIREMENTS

1.	Seller’s obligations

1.1	At Completion the Seller shall deliver to the Buyer:

(a)	a duly executed transfer in respect of the RSA Shares in favour of the Buyer or its nominee(s) (subject to written notification to the Seller not less than two days before Completion) along with the share certificate(s) for the RSA Shares (or an indemnity in lieu thereof in a form reasonably acceptable to the Buyer);

(b)	as evidence of the authority of each person executing a document referred to in this Schedule on the Seller’s behalf:

(i)	a copy of the minutes of a duly held meeting of the directors of the Seller (or a duly constituted committee thereof) authorising the execution by the Seller of the document and, where such execution is authorised by a committee of the board of directors of the Seller, a copy of the minutes of a duly held meeting of the directors constituting such committee or a relevant extract thereof; or

(ii)	a copy of a power of attorney conferring the authority,

in each case certified to be true and complete and that it has not been revoked or superseded by a director or the secretary of the Seller;

(c)	an irrevocable power of attorney in the agreed form duly executed by RSA in favour of the Buyer or its nominee(s) in respect of the RSA Shares;

(d)	the Seller shall deliver to the Buyer a resignation from the board of each Group Company of which such person is a director in the agreed form from David Reeves; and

(e)	an assignment in the agreed form of the RSA Loan duly executed by the Seller (if the Company does not execute the assignment in the agreed form at or prior to Completion, the agreed form shall be amended to remove the Company as a party).

2.	Buyer’s obligations

2.1	At Completion the Buyer shall:

(a)	deliver to the Seller as evidence of the authority of each person executing a document referred to in this Schedule on the Buyer’s behalf:

(i)	a copy of the minutes of Converium Holding Limited in the agreed form); or

(ii)	a copy of a power of attorney conferring the authority,

in each case certified to be true and complete (or a true and complete extract) and that it has not been revoked or superseded by a director or secretary of the Buyer;

(b)	pay to the Seller by way of CHAPS or SWIFT the Initial Consideration and the amount due under clause 5.1(a); and

(c)	countersign the assignment referred to in paragraph 1.1(e) of this schedule (if the Company does not execute the assignment in the agreed form at or prior to Completion, the agreed form shall be amended to remove the Company as a party) and pay to the Seller by way of CHAPS or SWIFT the consideration for such assignment.

2.2 Unless otherwise specified by the Seller not less than 2 Business days prior to Completion, payments due to RSA at Completion shall be made to RSA’s “RSAIPLC - Global Risks Reinsurance USD” account at HSBC Bank plc, of 27-32 Poultry, London, PO Box 181, EC2P 2BX, Sort Code: 40-05-15, Account No: 35729639.

SCHEDULE 2

SELLER’S WARRANTIES

1.	Capacity and authority

1.1	Capacity, power, authority and action

(a)	The Seller has the requisite capacity, power and authority and has taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations under this Agreement and each document to be executed by the Seller at or before Completion.

(b)	Save for any consent, approval, notice or registration which would be required in order to satisfy the Condition in clause 4.1(b), the Seller has obtained all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions to empower it to enter into and perform its obligations under this Agreement.

1.2	Binding agreements

The Seller’s obligations under this Agreement and each document to be executed by the Seller at or before Completion are, or when the relevant document is executed will be, enforceable in accordance with their respective terms.

1.3	No Breach

The execution and delivery of, and the performance by the Seller of its obligations under this Agreement and any other documents to be executed by the Seller pursuant to or in connection with this Agreement will not:

(a)	result in a breach of any provision of the memorandum or articles of the Seller; or

(b)	result in a breach by it of any order, judgement or decree of any court or governmental agency to which the Seller is a party or by which the Seller is bound which is material in the context of the transactions contemplated by this Agreement; or

(c)	save for any consent, approval, notice or registration which would be required in order to satisfy the Condition in clause 4.1(b), require the Seller to obtain any consent or approval of, or give any notice or make any registration with, any governmental or other regulatory authority or person which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement) to the extent such consent, approval, notice or regulation is material in the context of the transaction contemplated by this Agreement.

2.	RSA shares

2.1 The Seller is the sole legal and beneficial owner of the RSA Shares.

2.2 There is no Encumbrance, and, subject to the satisfaction of the Condition set out in clause 4.1(a), there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the RSA Shares including, without limitation, an option or right of pre-emption or conversion and the RSA Shares are free from other third party rights of any nature whatsoever.

SCHEDULE 3

LIMITATIONS ON THE SELLER’S LIABILITY

1.	Limitation on quantum

RSA’s total aggregate liability in respect of all claims pursuant to the New Warranties is limited to US$7,500,000.

2.	Mitigation

Nothing in this Schedule 3 restricts or limits any Buyer’s general obligation at law to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a Relevant Claim.

3.	General

Nothing in this Schedule 3 shall have the effect of limiting or restricting any liability of the Seller in respect of a claim based upon or arising as a result of any fraud including, without limitation, fraudulent concealment.

SCHEDULE 4

DETERMINATION OF 2003 RELEVANT PROFIT

1.1 The Buyer shall use reasonable endeavours to procure that the 2003 Accounts are prepared by the Company and audited by 31 March 2004 (or in any event as soon as reasonably practicable thereafter) in accordance with generally accepted accounting principles and practices in the United Kingdom and on bases and policies consistent in all material respects with those adopted in the Accounts subject to any modification necessary to comply with legal, regulatory or taxation requirements or new accounting standards.

1.2 The Buyer shall use reasonable endeavours to procure that as soon as reasonably practicable after Completion and in any event by the date 15 Business Days after the 2003 Accounts are prepared and audited in accordance with paragraph 1.1 of this Schedule (the Calculation Date) the Company shall calculate the amount of the 2003 Relevant Profit based on the 2003 Accounts and shall set out the amount payable in accordance with clause 11.2(a) on the First Payment Date due to the Seller (along with full details of the calculation thereof) in a certificate (the Draft Certificate) and send a copy of the Draft Certificate to the Seller and the Buyer by no later than 5 Business Days after the Calculation Date.

1.3 After Completion the Buyer shall use reasonable endeavours to procure that the Company shall, in a timely manner, subject to the giving of confidentiality undertakings reasonably acceptable to the Buyer:

(a)	provide the Seller with copies of any relevant papers and/or relevant materials which the Seller may reasonably request at the Seller’s cost; and

(b)	give to the Seller and its accountants, as soon as reasonably practicable following any request, such access during normal working hours to the relevant records, directors, and employees of any Group Company as may reasonably be required, in order to verify the calculation of the amounts set out in the Draft Certificate and any figures contained in the 2003 Accounts upon which the 2003 Relevant Profit figure is based PROVIDED THAT the obligations in this paragraph 1.3 shall not extend to any information or materials or any other matter that is in the reasonable opinion of the Company confidential or subject to legal privilege which would be likely to be jeopardised by disclosure.

1.4 If the Seller accepts the matters contained in the Draft Certificate and the figures in the 2003 Accounts on which the calculation of the 2003 Relevant Profit is based or the Seller does not elect by notice in writing to the Buyer, within 20 Business Days of receipt of the Draft Certificate to refer the matters for determination pursuant to paragraph 1.5, then the Draft Certificate and the amount payable to the Seller under clause 11.2(a) as set out in such certificate shall be final and binding upon the Buyer and the Seller.

1.5 If the Seller does not agree the Draft Certificate or any of the figures in the 2003 Accounts upon which the calculations in the Draft Certificate are based, then the following provisions shall apply:

(a)	the Seller shall within the period of 20 Business Days referred to in paragraph 1.4 of this Schedule serve written notice on the Buyer to that effect along with an explanation in reasonable detail of the reasons behind such disagreement (Disagreement Notice);

(b)	the Buyer and the Seller shall, acting in good faith, try to settle the matters set out in the Disagreement Notice and agree the relevant matters within the period of 20 Business Days after the date of service of the Disagreement Notice (the Resolution Period);

(c)	if the Buyer and the Seller do not reach agreement within the Resolution Period then the Buyer or the Seller may elect, by notice in writing to the other party, at any time after the end of the Resolution Period, to refer the disagreement for determination by an independent firm of chartered accounts (Independent Accountants), acting as experts and not arbitrators and appointed by agreement between the Buyer and the Seller or, in default of agreement within 7 days of receipt of notification of such election, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales (or in his absence, any appropriate deputy) and, in that regard:

(i)	the Seller and the Buyer shall be bound by the terms of reference and timetable agreed with or, in default of such agreement, imposed by the Independent Accountants; and

(ii)	the determination of the Independent Accountants shall be final and binding upon the Buyer and the Seller in the absence of manifest error (and if there is manifest error the relevant matter shall be referred back to the Independent Accountants to be re-determined);

(d)	in making their determination, the Independent Accountants shall state which of, and to what extent (if at all), those adjustments requested by the Seller are necessary to the Draft Certificate and/or any figures from the 2003 Accounts upon which any calculation therein is based in order that it complies with this agreement and the Independent Accountants shall not consider or propose any adjustments which have not been requested by the Seller or which do not affect the Draft Certificate or any such figures; and

(e)	the costs of the Independent Accountants shall be borne by the Buyer and the Seller in such proportions as the Independent Accountants shall determine, failing which they shall be borne in equal shares by the parties.

Draft: [1] 5 March 2004

SCHEDULE 5

DETERMINATION OF AMOUNT IN RESPECT OF

PROFIT COMMISSION DUE TO SELLER

1.1 The Buyer shall use its reasonable endeavours to procure that the Company shall comply with the relevant provisions of the First Pool Members Agreement relating to the calculation of the Profit Commission in respect of the First Period or the Second Period (as the case may be) and with the relevant provisions of the Second Pool Members Agreement relating to the calculation of the Profit Commission in respect of the Third Period and, in respect of each such period, the Buyer shall use reasonable endeavours to procure that the Company shall:

(a)	consult with the Seller in a reasonable timely manner in respect of the proposed calculation of the Total Trading Return and Profit Commission in respect of the relevant Period and, subject to the giving of confidentiality undertakings reasonably acceptable to the Buyer, provide copies of any relevant papers and/or relevant materials which the Seller may reasonably request at the Seller’s cost in respect of such calculations;

(b)	give the Seller reasonable notice in advance of any material discussions with the external actuaries referred to in paragraph 1.5 of schedule 3 to the First Pool Members Agreement relating to the calculation of the Total Trading Return in respect of the First or Second Period or of any discussions regarding the Audited Return to Members relating to the calculation of the Total Trading Return in respect of the Third Period which are material in the context of calculating the Deferred Consideration and allow such representatives of the Seller as the Seller may reasonably request to take part in such discussions;

(c)	to the extent permitted by the First Pool Members Agreement or, as applicable, the Second Pool Members Agreement, take due and reasonable account of the Seller’s views (including, without limitation, complying with any reasonable requests which the Seller may make) in respect of the calculation of the Total Trading Return and/or Profit Commission for the relevant Period (and/or the process for agreeing the same with such external actuaries or agreeing the same for the purposes of the Audited Return to Members to the extent permitted by the First or Second (as applicable) Pool Members Agreement); and

(d)	not agree the calculation of the Total Trading Return for the First or Second Period with such external actuaries or determine the calculation thereof for the Third Period without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

1.2 On agreement being reached in accordance with paragraph 1.1 of this Schedule between the Company and such external actuaries in respect of the Total Trading Return for the First or Second Period, the Buyer shall procure that the Company complies with the provisions of paragraph 1.6 of schedule 3 to the First Pool Members Agreement. On determination of the Total Trading Return for the

Third Period, the Buyer shall use its reasonable endeavours to procure that the Company complies with the provisions of paragraph 3.3 of schedule 3 to the Second Pool Members Agreement.

1.3	The Buyer shall pay to the Seller:

(a)	on the Second Payment Date, an amount equal to 5.1 per cent of net Profit Commission which has been received by the Agents by such date from or on behalf of members of the GAUM Pool in respect of the First Period under the First Pool Members Agreement;

(b)	on the Third Payment Date, an amount equal to 5.1 per cent of net Profit Commission which has been received by the Agents by such date from or on behalf of members of the GAUM Pool in respect of the Second Period under the First Pool Members Agreement; and

(c)	on the Fourth Payment Date, an amount equal to 5.1 per cent of the net Profit Commission which has been received by the Agents by such date from or on behalf of members of the Second Global Aerospace Pool in respect of the Third Period under the Second Pool Members Agreement, where, in any case, net Profit Commission shall mean the Profit Commission so received by the Company after deduction of any amounts in respect of taxes payable by any member of the Group in respect of such receipt.

1.4 If, on or after the Second Payment Date, the Third Payment Date or the Fourth Payment Date (as the case may be), there remain outstanding any amounts in respect of Profit Commission in respect of the First Period, the Second Period or the Third Period (as the case may be) which are payable to the Agents under the First Pool Members Agreement by any member(s) of the GAUM Pool or under the Second Pool Members Agreement by any member(s) of the Second Global Aerospace Pool, and the Agents (or either of them) receives any payment in respect of such outstanding amounts, the Buyer shall, within 10 Business Days of such receipt, pay in cash to the Seller, an amount equal to 5.1 per cent of such receipt after deduction of any amounts in respect of Taxes payable by any member of the Group in respect of such receipt.

1.5 For the purposes of this Schedule 5:

(a)	a reference to any Agent shall be taken to include any Subsidiary (as such term is used in clause 2.25 of the First Pool Members Agreement or (as the case may be clause 10 of the Second Pool Members Agreement) of such Agent;

(b)	a reference to a member of the GAUM Pool shall be taken to include any nominated company (as such term is used in clause 2.22 of the First Pool Members Agreement) of such member and a reference to a member of the Second Global Aerospace Pool shall be taken to include any nominated company (as such term is used in clause 9 of the Second Pool Members Agreement) of such member; and

(c)	any receipt of any amount in respect of Profit Commission from or on behalf of any member of the GAUM Pool in respect of the First Period or the Second

Period or any member of the Second Global Aerospace Pool in respect of the Third Period by the Buyer or any subsidiary undertaking of the Buyer or any Group Company other than an Agent shall be taken to be a receipt by the Agents.